UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2022

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On June 10, 2022, Mr. Heung Ming Wong, a director serving on the board of directors (the “Board”) of Meihua International Medical Technologies Co., Ltd. (the “Company”), resigned from his position as a member of the Board. Mr. Wong had served as chairman of the audit committee of the Board.

On June 10, 2022, the Company appointed Mr. Wenzhang Jia to serve as a member of our Board and to serve on our Board’s audit committee. Mr. Jia is the chairman and chief financial officer of Jiangsu Xibei Electronic Network Co., a company that produces and sells wire and cable, cable TV equipment and network communications equipment, a position he has served in since February of 2000. Mr. Jia received his Bachelor’s degree in finance in 2004 from Yangzhou Institute of Commerce and Industry and pursued post-graduate studies in business administration at Tsinghua University in 2007. Mr. Jia has been president of the Yangzhou Electrical Appliance Industry Association since 2007. As a result of Mr. Jia’s knowledge and experience in business and finance, we believe he meets the qualifications of “audit committee financial expert” in accordance with Item 407(d)(5)(ii) and (iii) of Regulation S-K and Rule 5605(c) of the Nasdaq Stock Market (the “Nasdaq Rules”). In addition, we believe he meets the definition of “independent director” as defined in Rule 5605(a) of the Nasdaq Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 10, 2022

Meihua International Medical Technologies Co., Ltd.

By:	/s/ Yulin Wang
Name:	Yulin Wang
Title:	Chief Executive Officer

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